SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 2, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 2, 2021

City of Buenos Aires, March 2nd 2021

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that yesterday, at 10:03 PM, Banco Macro S.A. (the “Bank”) spontaneously appeared before the National Court of First Instance in Commercial Matters No. 8, Clerk’s Office No. 16, after becoming aware of the existence of a judicial notice allegedly duly served on an non-existent domicile, by which the court officer intended to notify the filing of a joint complaint entitled “Asociación por la Defensa de Usuarios y Consumidores (ADUC) vs. Banco Macro S.A. on/Summary Proceedings”. The above-mentioned notice contains future dates and contradicts another statement written by the same court officer on the same date and at the same time, in which such court officer states the non-existence of the domicile at issue. In the filing made yesterday, the Bank requested the Court that such judicial notice be declared null and void without substantiation since its invalidity is evident and a new notice be duly served on the Bank’s domicile. Additionally, the Bank filed an answer to the complaint reserving its right to supplement such answer once the notice at issue is declared invalid and a new judicial notice is duly served.

On the complaint mentioned above, plaintiff questions the interest calculation applied to the settlement of automatically renewed fixed-term deposits, since plaintiff states that the rate offered by the Bank is below the one offered on the same date for the creation of new fixed-term deposits. Based on this, plaintiff seeks the Court to order the Bank to cease the wrongful conduct and reimburse to all affected customers any interests the Bank should have paid since the creation of the deposits together with any interest accrued on such amounts. Plaintiff claims punitive damages as well.

The complaint is pending before the National Court of First Instance in Commercial Matters No. 8, Clerk’s Office No. 16.

Banco Macro S.A. has respected applicable regulations at all times and has solid defense arguments, and therefore considers it is not likely to get an unfavorable decision in this controversy, and even if it gets one, such decision shall not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 2, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer